UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.  20549


                                       SCHEDULE 13G

                        Under the Securities Exchange Act of 1934
                                    (Amendment No. 24)*.

                                     Crawford & Company

                                      Class B Common

                                         22463310

Check the following box if a fee is being paid with this statement ( ). (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of give percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP NO.  22463310  13G

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      SunTrust Banks, Inc. as Parent Holding Company for:  SunTrust Banks
      of Tennessee, Inc. as Parent Holding Company; SunTrust Banks of Georgia, Inc. as Parent Holding Company for SunTrust Bank, Atlanta and in various fiduciary capacities. 58-1575035
------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (A) _______
                                                        (B) _______
------------------------------------------------------------------------
3.    SEC USE ONLY

------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Georgia
----------------------------------------------------------------------
NUMBER OF                 5.  SOLE VOTING POWER

SHARES                    14,737,659
                          --------------------------------------------
BENEFICIALLY              6.  SHARED VOTING POWER

OWNED BY                  1,518
                          --------------------------------------------
EACH                      7.  SOLE DISPOSITIVE POWER

REPORTING                 14,843,372
                          ---------------------------------------------
PERSON                    8.  SHARED DISPOSITIVE POWER

WITH                      3,205
----------------------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        14,847,177
------------------------------------------------------------------------
10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*
------------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        58.9%
------------------------------------------------------------------------
12.     TYPE OF REPORTING PERSON*

        HC and BK



CUSIP NO.  22463310  13G

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      SunTrust Bank, Atlanta and in various fiduciary capacities.  58-1198830
------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (A) _______
                                                         (B) _______
------------------------------------------------------------------------
3.    SEC USE ONLY

------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Georgia
----------------------------------------------------------------------
NUMBER OF                 5.  SOLE VOTING POWER

SHARES                    14,733,685
                          ---------------------------------------------
BENEFICIALLY              6.  SHARED VOTING POWER

OWNED BY                  1,518
                          ---------------------------------------------
EACH                      7.  SOLE DISPOSITIVE POWER

REPORTING                 14,841,685
                          ---------------------------------------------
PERSON                    8.  SHARED DISPOSITIVE POWER

WITH                      1,518
----------------------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        14,843,203
------------------------------------------------------------------------
10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*
------------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        58.9%
------------------------------------------------------------------------
12.     TYPE OF REPORTING PERSON*

        BK





                             SECURITIES AND EXCHANGE COMMISSION
                                   WASHINGTON, D.C. 20549

                                         SCHEDULE 13G
                           UNDER THE SECURITIES EXCHANGE ACT OF 1934


Item 1(a)      Name of Issuer:
---------      --------------
               Crawford & Company

Item 1(b)      Address of Issuer's Principal Executive Offices:
---------      -----------------------------------------------
               5620 Glenridge Drive, N.E.
               Atlanta, Georgia  30342

Item 2(a)      Name of Person Filing:
---------      ---------------------
               SunTrust Banks, Inc. as Parent Holding Company for:
               SunTrust Banks of Georgia, Inc. as Parent Holding Company for SunTrust Bank, Atlanta and in various fiduciary capacities;
               SunTrust Banks of Tennessee, Inc. as Parent Holding Company.

Item 2(b)      Address of Principal Business Office(s):
---------      ---------------------------------------
               303 Peachtree Street, Suite 1500
               Atlanta, Georgia  30308

Item 2(c)      Citizenship:
---------      -----------
               SunTrust Banks, Inc. is a Georgia corporation; SunTrust
               Banks of Georgia, Inc. is a Georgia corporation; SunTrust
               Bank, Atlanta is a Georgia banking association; SunTrust Banks of Tennessee, Inc. is a Tennessee corporation.

Item 2(d)      Title of Class of Securities:
---------      ----------------------------
               Class B Common

Item 2(e)      CUSIP Number:
---------      ------------
               22463310



Item 3     Type of Person:
------     --------------
           (b)  Bank as defined in section 3(a)(6) of the Act.
           (g) Parent holding company, in accordance with para. 240,13d-1(1)(ii)(H).

Item 4      Ownership:
------      ---------

            Amount Beneficially Owned. 14,847,177

            (b)  Percent of Class:   58.9%

            (c)  Number of Shares as to which such person has:

                 (i) Sole power to vote or to direct the vote:  14,737,659

                (ii) Shared power to vote or to direct the vote:  1,518

               (iii) Sole power to dispose or to direct the disposition of:
                       14,843,372
                (iv) Shared power to dispose or the direct the disposition of: 3,205



tem 5     Ownership of Five Percent or Less of Class:
------    ------------------------------------------
          Not Applicable

Item 6    Ownership of More than 5 Percent of Behalf of Another Person:
------    ------------------------------------------------------------
          See Exhibit B

Item 7    Identification and Classification of the Subsidiary Which
------    Acquired the Security Being Reported on By the Parent Holding
          Company:
          ------------------------------------------------------------
          See Item 2 and Exhibit C

Item 8    Identification and Classification of Members of the Group:
------    ---------------------------------------------------------
          Not Applicable

Item 9    Notice of Dissolution of Group:
------    ------------------------------
          Not Applicable

Item 10   Certification:
-------   -------------
          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

          Signature:
          ---------
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    February 8, 1999

SunTrust Banks, Inc.

By        /s/Cynthia S. Walker
          ------------------------
          Cynthia S. Walker
          Assistant Vice President
          STI Trust & Investment Operations, Inc. as agent for
          SunTrust Banks, Inc.



                                    EXHIBIT A

     The shares reported are held by one or more bank subsidiaries of SunTrust Banks, Inc., in various fiduciary and agency capacities. SunTrust Banks, Inc. and such subsidiaries disclaim by beneficial interest in any of the shares reported, and the filing of this statement shall not be construed as an admission to the contrary.

     Certain of the shares included in shared voting authority are held in agency accounts and co-fiduciary accounts and co-fiduciary accounts in nominee registration. These are voted by the banks under revocable authority of trust accounts and therefore, are reported as shared voting authority.






                                    EXHIBIT B

     Various co-trustees share the power to direct distribution of income including dividends and the proceeds from sale of securities. Additionally, various beneficiaries have the right to receive dividends. The following person or persons have the rights and/or powers when combined that exceed 5% of the class.

                              IA Crawford Partners LP







                                      EXHIBIT C


                                 Sole       Shared      Sole       Shared
                                 Voting     Voting    Power to    Power to
Name of Person Filing            Power       Power     Dispose     Dispose

SunTrust Banks of Georgia, Inc.
as Parent Holding Company for:
-------------------------------
SunTrust Bank, Atlanta as      14,733,685     1,518   14,841,685    1,518
and in Various Fiduciary Capacities
25 Park Place, N.E.
Atlanta, Georgia  30303

SunTrust Bank, Middle Georgia         600        -0-         -0-       -0-
N.A. and in various fiduciary
capacities
606 Cherry Street
Macon, Georgia  31201


SunTrust Banks of Tennessee, Inc.
Parent Holding Company for:
--------------------------------
SunTrust Bank, Nashville,        3,374      -0-        1,687          1,687
N.A. and in Various
Fiduciary Capacities
201 4th Avenue North
Nashville, Tennessee  37244


Shares Beneficially Owned   14,847,177


SunTrust Banks, Inc.
303 Peachtree Street, Suite 1500
Atlanta, Georgia  30308


February 8, 1999

Ladies and Gentlemen:

There is hereby transmitted for filing pursuant to Section 13(g) of the Securities Exchange Act of 1934 and Rule 13G thereunder a
Schedule 13G relating to beneficial ownership by SunTrust Banks, Inc.
and its subsidiaries of shares of Crawford & Company Class B Common Stock.

Please call the undersigned at (404) 581-1475 if you have any questions.

Sincerely,

/s/ Cynthia S. Walker
---------------------
Cynthia S. Walker
Assistant Vice President
STI Trust & Investment Operations, Inc. as agent for SunTrust Banks, Inc.

cc: Crawford & Company
    New York Stock Exchange